February 9, 2024

Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Eranga Dias and Erin Purnell

Re:	Concord Acquisition Corp III Amendment No. 4 to Registration Statement on Form S-4 File No: 333-275522

Dear Mr. Dias and Ms. Purnell:

On behalf of Concord Acquisition Corp III (the “Company”), we are filing concurrently with this correspondence Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-4 (File No. 333-275522), as previously amended (the “Registration Statement”). The purpose of Amendment No. 4 is to clarify the disclosure in a number of instances in the Registration Statement, including in the cover letter and on pages v, 4, 47, 84 and 112, the timing of the funding of the “Note Financing” (as defined in the Registration Statement).

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason T. Simon
Jason T. Simon, Esq.

cc:	Jeff Tuder, Chief Executive Officer, Concord Acquisition Corp III

Greenberg Traurig, LLP
www.gtlaw.com